SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Lexington Realty Trust
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.0001 per share
(Title of Class of Securities)

529043101
(CUSIP Number)

Joseph Macnow Executive Vice President - Finance and Administration and Chief Financial Officer Vornado Realty Trust 888 Seventh Avenue New York, New York 10019 (212) 894-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: William G. Farrar Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

November 3, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

(Page 1 of 14 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 529043101		13D	Page 2 of 14 Pages

1			NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vornado Realty Trust 22-1657560
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS) BK WC
5			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,149,592
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,149,592
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,149,592
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%(1)
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (real estate investment trust)

(1)     Based upon 93,922,557 Common Shares outstanding on November 3, 2008, as reported by Lexington Realty Trust on the cover page of its Form 10-Q for the period ended September 30, 2008.

Page 2 of 14 Pages

CUSIP No. 529043101		13D	Page 3 of 14 Pages

1			NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vornado Realty L.P. 13-3925979
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS) BK WC
5			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,149,592
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,149,592
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,149,592
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%(1)
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)     Based upon 93,922,557 Common Shares outstanding on November 3, 2008, as reported by Lexington Realty Trust on the cover page of its Form 10-Q for the period ended September 30, 2008.

Page 3 of 14 Pages

CUSIP No. 529043101		13D	Page 4 of 14 Pages

1			NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vornado LXP LLC 26-3608795
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS) BK WC
5			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,000,000
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(1)
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (limited liability company)

(1)     Based upon 93,922,557 Common Shares outstanding on November 3, 2008, as reported by Lexington Realty Trust on the cover page of its Form 10-Q for the period ended September 30, 2008.

Page 4 of 14 Pages

CUSIP No. 529043101		13D	Page 5 of 14 Pages

1			NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vornado Newkirk L.L.C. 22-3594286
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS)
5			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (limited liability company)

(1)     Vornado Newkirk L.L.C., a wholly-owned subsidiary of Vornado Realty L.P., beneficially owns 1,188,932 Common Shares which represents 1.3% of the Common Shares of Lexington Realty Trust based upon 93,922,557 Common Shares outstanding on November 3, 2008, as reported by Lexington Realty Trust on the cover page of its Form 10-Q for the period ended September 30, 2008.

Page 5 of 14 Pages

CUSIP No. 529043101		13D	Page 6 of 14 Pages

1			NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VNK L.L.C. 52-2412511
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS)
5			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (limited liability company)

(1)     VNK L.L.C., a wholly-owned subsidiary of Vornado Realty L.P., beneficially owns 831,081 Common Shares which represents 0.9% of the Common Shares of Lexington Realty Trust based upon 93,922,557 Common Shares outstanding on November 3, 2008, as reported by Lexington Realty Trust on the cover page of its Form 10-Q for the period ended September 30, 2008.

Page 6 of 14 Pages

Item 1.     Security and Issuer.

This statement relates to Common Shares of Beneficial Interest of Lexington Realty Trust, a Maryland real estate investment trust (the “Issuer”), par value $0.0001 per share (“Common Shares”). The principal executive offices of the Issuer are located at One Penn Plaza, Suite 4015, New York, NY 10119.

Item 2.     Identity and Background.

     (a)-(c) and (f). This statement is being filed by Vornado Realty Trust, a Maryland real estate investment trust (“Vornado”), Vornado Realty L.P., a Delaware limited partnership (“VRLP”), Vornado LXP LLC, a Delaware limited liability company (“VLXP”), Vornado Newkirk L.L.C., a Delaware limited liability company (“VNEW”) and VNK L.L.C., a Delaware limited liability company (“VNK”, and together with Vornado, VRLP , VLXP and VNEW, the “Reporting Persons”). The Reporting Persons entered into a joint filing agreement dated November 11, 2008, a copy of which is attached as Exhibit 1.

      Vornado holds 90.5% of the Class A limited partnership interests of VRLP, VLXP, VNEW and VNK are each wholly-owned subsidiaries of VRLP.

The business address of each Reporting Person is 888 Seventh Avenue, New York, New York 10019. Additional information about each Trustee and executive officer of Vornado is set forth in Schedule I. All of the persons listed in Schedule I are citizens of the United States of America.

(d) and (e). No Reporting Person, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     On October 27, 2008, VLXP agreed to purchase 8,000,000 Common Shares in a privately negotiated transaction for $44,800,000 in cash. The consideration consisted of (i) $22,400,000 of cash on hand plus (ii) $22,400,000 in proceeds from a loan made by Citicorp Global Markets, Inc. in the ordinary course of business to VLXP (the “Loan”) that is secured solely by, and provides for recourse only to, the 8,000,000 Common Shares. The 8,000,000 Common Shares were acquired on November 3, 2008. The Loan matures on November 3, 2011.

     On October 28, 2008 VRLP acquired 6,129,580 Common Shares upon redemption by it of 6,129,580 units of limited partnership interest (“Units”) in The Lexington Master Limited Partnership. Also on October 28, 2008, VNEW acquired 1,188,932 Common Shares upon redemption by it of an equivalent number of Units and also on such date VNK acquired 831,080 Common Shares upon redemption by it of an equivalent number of Units. The Units were redeemable at the option of the holder for an equivalent number of Common Shares or, at the option of the Issuer, cash equal to the value of the Units. In addition, fractional Units were redeemed by VRLP, VNEW and VNK for a cash amount, in the aggregate, totaling $11.91.

     The discussion herein regarding the loan agreement and the security agreement in respect of the 8,000,000 Common Shares is qualified in its entirety by reference to the loan agreement and the security agreement, each of which is filed as an Exhibit hereto and incorporated herein by reference.

Item 4.     Purpose of the Transaction.

As of the date of this Statement, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The transaction will result in the Reporting Persons owning, in the aggregate, 16,149,592 Common Shares. The Reporting Persons intend to hold any Common Shares acquired or to be acquired for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Common Shares, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions and other factors that the Reporting Persons deem relevant to their investment decisions. Based on

Page 7 of 14 Pages

such evaluations, the Reporting Persons may at any time or from time to time determine to acquire additional Common Shares, or securities convertible into or exchangeable for Common Shares or derivatives relating to Common Shares, or dispose of Common Shares or securities convertible into or exchangeable for Common Shares or derivatives relating to Common Shares that the Reporting Persons own or may hereafter acquire, through open market or privately negotiated transactions or otherwise, at such prices and on such terms as they deem advisable. The Reporting Persons intend to monitor closely their investment in the Common Shares. The Reporting Persons and their representatives and advisers intend to discuss from time to time the Company and its performance with members of the Company’s board and management. In this regard, Mr. Clifford Broser, a Senior Vice President of Vornado, serves as Trustee of the Issuer. The Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer. In addition, based on the Reporting Persons’ continuing evaluation of the foregoing factors, the Reporting Persons reserve the right to change their plans and intentions at any time or from time to time, as they deem appropriate.

Pursuant to an Amended and Restated Registration Rights Agreement, dated as of November 3, 2008 (the “Registration Rights Agreement”), the Issuer has granted certain registration rights for the Common Shares to VRLP and VLXP and agreed to amend the shelf registration statement of the Issuer to include the Common Shares being purchased and redeemed by the Reporting Persons.

Pursuant to an Amended and Restated Ownership Limit Waiver Agreement, dated as of October 27, 2008 (the “Waiver”), the Issuer has exempted VRLP and certain of its affiliates from the ownership limit set forth in its Declaration of Trust with respect to the purchase and redemption of, in the aggregate, 16,149,592 Common Shares and certain other activities related to the VRLP and certain of its equity investees’ ownership of Common Shares.

Except as disclosed herein, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has any plans or proposals which relate to or which would result in any of the actions specified in this paragraph of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment, the Reporting Persons may formulate new plans or proposals which could relate to or which could result in one or more of the actions referred to in this paragraph of Item 4 of Schedule 13D.

The discussions herein regarding the Registration Rights Agreement and the Waiver are qualified in their entirety by the copies of those agreements, each of which are filed as Exhibits hereto and incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.

(a) and (b). See the rows numbered 7, 8, 9, 10, 11 and 13 on each of pages 2, 3, 4, 5 and 6 above, which are incorporated herein by reference.

To the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, except Mr. Wight as described below, beneficially own any Common Shares.

     Mr. Wight beneficially owns 9,561 Common Shares representing less than 1.0% of the Common Shares based upon 93,922,557 Common Shares outstanding on November 3, 2008, as reported by Lexington Realty Trust on the cover page of its Form 10-Q for the period ended September 30, 2008. All 9,561 Common Shares are held by a general partnership with respect to which Mr. Wight is the sole general partner. Mr. Wight has the sole power to vote and dispositive power of all 9,561 Common Shares. Mr. Wight does not share the power to vote or dispose of Common Shares with any other person.

Each Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

(c) On October 27, 2008, VLXP agreed to purchase 8,000,000 Common Shares in a privately negotiated transaction for $44,800,000 in cash. These Common Shares were acquired on November 3, 2008. On October, 28, 2008, Units were redeemed for Common Shares on a one-for-one basis by the following entities in the following amounts: (i) 6,129,580 Units for 6,129,580 Common Shares by VRLP, (ii) 1,188,932 Units for 1,188,932 Common Shares by VNEW and (iii) 831,080 Units into 831,080 Common Shares by VNK. In addition, fractional Units were redeemed by VRLP, VNEW and VNK for a cash amount, in the aggregate, totaling $11.91.

Page 8 of 14 Pages

      A general partnership with respect to which Mr. Wight holds the power to vote and dispositive power purchased the stated number of Common Shares in the open market through a broker-dealer on the dates and at the indicated prices per Common Share: 1,000 Common Shares on September 18, 2008 at a price of $12.30; 1,000 Common Shares on October 8, 2008 at a price of $9.60; 500 Common Shares on October 10, 2008 at a price of $7.62; 500 Common Shares on October 10, 2008 at a price of $7.66; and 1,000 Common Shares on October 16, 2008 at a price of $7.30.

(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares that may be deemed to be beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to an Amended and Restated Registration Rights Agreement, dated as of November 3, 2008, the Issuer has granted VRLP and VLXP certain registration rights with respect to the (i) 8,000,000 Common Shares previously held by an affiliate of Apollo Real Estate Advisors III, L.P. and (ii) the 8,149,594 Units that were redeemed for Common Shares by VRLP, VNEW and VNK on October 28, 2008.

The foregoing summary of the Amended and Restated Registration Rights Agreement and the Amended and Restated Ownership Limit Waiver Agreement do not purport to be complete and are qualified in their entirety by the actual terms of these documents, which are attached as Exhibits hereto and are incorporated herein by reference.

Mr. Clifford Broser, a Senior Vice President of Vornado, serves as a Trustee of the Issuer.

Item 7.      Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated as of November 11, 2008, between Vornado Realty Trust, Vornado Realty L.P., Vornado LXP LLC, VNK L.L.C. and Vornado Newkirk L.L.C.

Exhibit 2 – Loan Agreement, dated as of November 3, 2008, between Vornado LXP LLC and Citicorp Global Markets, Inc.

Exhibit 3 – Security Agreement, dated as of November 3, 2008, between Vornado LXP LLC and Citicorp Global Markets, Inc.

Exhibit 4 – Amended and Restated Registration Rights Agreement, dated as of November 3, 2008, between Lexington Realty Trust, Vornado Realty L.P. and Vornado LXP LLC

Exhibit 5 – Amended and Restated Ownership Limit Waiver Agreement, dated as of October 27, 2008, between Lexington Realty Trust and Vornado Realty L.P.

Page 9 of 14 Pages

SCHEDULE I

The following is a list of trustees and executive officers of Vornado Realty Trust, their residence or business address, their present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted.

Name	Residence or Business Address	Present Principal Occupation or Employment

Steven Roth (Trustee of Vornado)	Vornado Realty Trust 888 Seventh Avenue New York, New York 10019

Chairman of the Board and Chief Executive Officer of Vornado, 888 Seventh Avenue, New York, New York 10019; managing general partner of Interstate Properties (“Interstate”), a partnership engaged in real estate and other investments, c/o Vornado Realty Trust, Seventh Avenue, New York, New York 10019.

Candace K. Beinecke (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Chairperson of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004-1482.

Anthony W. Deering (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Chairman of Exeter Capital, LLC, 2330 West Joppa Road, Suite 165, Lutherville, Maryland 21093.

Michael D. Fascitelli (Trustee of Vornado)	Vornado Realty Trust (see address above)	President of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Robert P. Kogod (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Trustee of Archstone-Smith Trust, 9200 E. Panorama Circle, Ste. 400, Englewood, CO 80112.

Michael Lynne (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Co-Chairman and Co-Chief Executive Officer of New Line Cinema Corporation, 888 7th Ave., 19th Fl., New York, NY 10106.

David M. Mandelbaum (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Member of the law firm of Mandelbaum & Mandelbaum, P.C., 80 Main Street, West Orange, New Jersey 07052; a general partner of Interstate (see details above).

Robert H. Smith (Trustee of Vornado)	Vornado Realty Trust (see address above)

Chairman of the Charles E. Smith Commercial Realty Division of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019; Trustee of Archstone-Smith Trust, 9200 E. Panorama Circle, Ste. 400, Englewood, CO 80112.

Ronald G. Targan (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	President of Malt Products Corporation of New Jersey, a producer of malt syrup, 88 Market Street, Saddle Brook, New Jersey 07663.

Richard R. West (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Dean Emeritus, Leonard N. Stern School of Business, New York University, Henry Kaufman Management Center, 44 West Fourth Street, New York, New York 10012.

Russell B. Wight, Jr. (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	A general partner of Interstate (see details above).

Michelle Felman	Vornado Realty Trust (see address above)	Executive Vice President---Acquisitions of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.
David R. Greenbaum	Vornado Realty Trust (see address above)	President of the New York City Office Division of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Page 10 of 14 Pages

Christopher Kennedy	Vornado Realty Trust (see address above)	President of the Merchandise Mart Division of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Joseph Macnow	Vornado Realty Trust (see address above)	Executive Vice President---Finance and Administration and Chief Financial Officer of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Sandeep Mathrani	Vornado Realty Trust (see address above)	Executive Vice President---Retail Real Estate of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Mitchell N. Schear	Vornado Realty Trust (see address above)	President of Charles E. Smith Commercial Realty of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Wendy Silverstein	Vornado Realty Trust (see address above)	Executive Vice President---Capital Markets of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each Reporting Person, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: November 11, 2008

VORNADO REALTY TRUST

By:	/s/ JOSEPH MACNOW
	Name:	Joseph Macnow
	Title:	Executive Vice President Finance and Administration, Chief Financial Officer

VORNADO REALTY L.P.

By:	Vornado Realty Trust, its general partner

	By:	/s/ JOSEPH MACNOW
		Name:	Joseph Macnow
		Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

VORNADO LXP LLC

By:	Vornado Realty L.P., Its sole member

	By:	Vornado Realty Trust, its general partner

		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

Page 12 of 14 Pages

VNK L.L.C.

By:	Vornado Realty L.P., Its sole member

	By:	Vornado Realty Trust, its general partner

		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

VORNADO NEWKIRK L.L.C.

By:	Vornado Realty L.P., Its sole member

	By:	Vornado Realty Trust, its general partner

		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

Page 13 of 14 Pages

exhibit index

Exhibit Number	Description

1	Joint Filing Agreement, dated as of November 11, 2008, between Vornado Realty Trust, Vornado Realty L.P., Vornado LXP LLC, VNK L.L.C. and Vornado Newkirk L.L.C.

2	Loan Agreement, dated as of November 3, 2008, between Vornado LXP LLC and Citicorp Global Markets, Inc.

3	Security Agreement, dated as of November 3, 2008, between Vornado LXP LLC and Citicorp Global Markets, Inc.

4	Amended and Restated Registration Rights Agreement, dated as of November 3, 2008, between Lexington Realty Trust, Vornado Realty L.P. and Vornado LXP LLC

5	Amended and Restated Ownership Limit Waiver Agreement, dated as of October 27, 2008, between Lexington Realty Trust and Vornado Realty L.P.

Page 14 of 14 Pages